Standex
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News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Christian Storch, CFO
(603) 893-9701
email: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX REPORTS SECOND QUARTER FISCAL 2007 FINANCIAL RESULTS

SALEM, NH – February 1, 2007 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the second quarter of fiscal 2007 which ended December 31, 2006.

- Net sales for the second quarter of fiscal 2007 rose slightly to $139.3 million from $138.2 million in the second quarter of fiscal 2006.
- Income from operations for the second quarter of fiscal 2007 declined to $7.9 million from $8.3 million in the second quarter last year.
- Net income from continuing operations for the second quarter of fiscal 2007 increased to $4.8 million, or $0.38 per diluted share, from $4.3 million, or $0.34 per diluted share, in the second quarter of fiscal 2006. Second quarter fiscal 2007 net income from continuing operations benefited from a lower tax rate of 25.1% compared with 34.2% in the second quarter of fiscal 2006 as the result of an adjustment related to the extension of the research and development tax credit.
- Net income for the second quarter of 2007 was $4.8 million, or $0.38 per diluted share, compared with net income of $5.4 million, or $0.43 per share, in the second quarter of fiscal 2006.
- Net working capital (defined as accounts receivable plus inventories less accounts payable) decreased to $117.6 million at December 31, 2006 from $131.2 million at December 31, 2005. Working capital turns decreased to 4.7 turns for the second fiscal quarter of 2007, from 5.2 turns for the second fiscal quarter of 2006.
- Net debt (defined as short-term debt plus long-term debt less cash) decreased to $58.3 million at December 31, 2006 from $64.7 million at September 30, 2006. The company's balance sheet leverage ratio of net debt to total capital decreased to 21.6% at December 31, 2006 from 23.5% at September 30, 2006.

Comments on the Second Quarter

"We had very strong performance by our Engineered Products Group, Engraving Group and all but one of our Food Service Equipment businesses during the quarter," said Roger Fix, Standex's president and chief executive officer. "The weak residential housing construction and off-road heavy construction vehicle markets, however, affected sales at our ADP and Hydraulics Groups, respectively. In addition, delivery and performance issues resulted in lower sales at our walk-in cooler and refrigerated cabinet business. As a result, we reported flat revenues and a 5 percent decline in operating income from continuing operations for the quarter. These results included a $1 million reduction in corporate expenses in the second quarter related to performance based executive compensation."

"After the close of the quarter, we completed the acquisitions of American Food Service and APW Wyott, which are being integrated into the Food Service Equipment Group," said Fix. "We are now one of the leading food service equipment manufacturers in North America with $350 million in annual revenues and very strong brands that cover the breadth of the "cold" and "hot" side of the market."

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Segment Breakdown

The ***Engineered Products Group*** led sales growth in the second fiscal quarter with a 19% year-over-year increase, primarily driven by robust market demand in both the energy and aviation sectors of the Spincraft business. In addition to the strong second quarter sales performance, Spincraft recently was awarded a large multi-year contract in the energy sector, which the company expects will drive additional top-line growth beginning in the fourth-quarter of fiscal 2007 and well into the future.[1] The electronics business also performed well due to continued demand from its automotive customers, as well as strength from the aerospace and general industrial markets. This business is growing sales in new markets and customer accounts as a result of technology innovations and new product launches. The Group's income from operations rose by 56% year-over-year as a result of sales volume growth at Spincraft as well as price increases and cost improvement initiatives at the electronics business.

The ***Engraving Group*** delivered sales growth of 14% in the second quarter due primarily to strong sales at its Innovent, roll and plate engraving and machinery businesses. The mold texturing business, which is dependent on large projects from automotive customers, experienced lower revenues as a result of temporary delays in incoming projects. The sales pipeline across the Engraving Group, including the mold texturing business, remains healthy. Second-quarter income from operations was essentially flat year-over-year due to lower sales volume at the mold texturing business resulting from its high fixed cost structure.

The ***Food Service Equipment Group*** posted second quarter sales growth of 2% year-over-year and operating income growth of 1%. Three of the Group's five businesses reported double-digit year-over-year sales growth and four reported at least double- or triple-digit operating income growth. Depressed performance at one of the walk-in cooler and cabinet businesses impacted the results for the Food Service Equipment Group. This depressed performance stemmed from two factors. Delivery and quality issues (which have now been corrected) translated to lower sales volume for the business. Coupled with this, the business implemented a new business system which caused the operation to lose approximately eight shipping days in December.

Air Distribution Products Group ("ADP") year-over-year sales declined by 13% as a result of the continued downturn in the residential construction market. ADP continues to outperform the overall market by increasing market share at new wholesaler accounts and expanding its share in the large big box do it yourself retail segment. In addition, the business has brought its workforce in line with the lower volumes and has implemented strict cost controls. Income from operations declined by 46% year-over-year due to the lower sales volume and higher material costs compared with the year-ago quarter.

Hydraulics Products Group revenues fell by 20% year-over-year due to weak market conditions, leading to lower volumes. New EPA rules and a shortage of chassis in the second quarter contributed to the lower demand. Income from operations declined by 43% year-over-year as a result of lower sales volume.

Business Outlook

"Looking ahead, we are confident in the ability of our Engineered Products Group and Engraving Group to continue to report solid results," said Fix. "We are also very encouraged by the momentum we have gained in the Food Service Equipment group. While the performance issues at one of our walk-in cooler and refrigerated cabinet business will have a residual effect on our third-quarter sales, these issues have been resolved and we are beginning to see a return to normal order patterns. We expect strong performance from our Food Service Group in the second half of the calendar year.[1]"

"At ADP, while we expect the weak residential construction market and high material costs will continue to affect our performance in the third fiscal quarter, we anticipate improvement in our material costs by the end of the fiscal year,[1]" added Fix. "We also expect that poor off-road heavy construction vehicle market conditions will continue to affect the Hydraulics business. For both of these businesses, we are focusing on driving share gains in their respective markets and implementing cost control measures. As a result of these actions, the ADP and Hydraulics groups will be very well positioned for strong growth when their markets rebound."

"With our recent acquisitions, Standex's Food Service Equipment Group now offers a more complete product portfolio and has significantly enhanced its ability to capitalize on opportunities in both domestic and international markets," said Fix. "These acquisitions demonstrate the execution of our strategy to build larger, more profitable operating groups with greater sales and cost synergies. We plan to continue to execute on this strategy and drive Standex's sales and operating income growth for the long term.[1]"

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Conference Call Details

In conjunction with this announcement, Standex will broadcast its conference call live over the Internet today at 10:00 a.m. Eastern Time. On the call, Roger Fix, president and CEO, and Christian Storch, CFO, will review the company's financial results, and business and operating highlights. Investors interested in listening to the webcast should log on to the "Investor Relations" section of Standex's website, located at www.standex.com. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 46866479. The replay also can be accessed in the "Investor Relations" section of the company's website, located at www.standex.com.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Air Distribution Products Group, Engineered Products Group, Engraving Group and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil and China. For additional information, visit the company's website at www.standex.com.

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[1] **Safe Harbor Language**

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are uncertainty in conditions in the mergers and acquisitions market generally, along with changes in the general domestic and international economic conditions including more specifically conditions in the automotive, aerospace, energy, housing and general transportation markets, new EPA emission regulations affecting our Hydraulics Products Group, market demand, the relative mix of products which impact margins and operating efficiencies, continued ramp up and improved operations performance at the new facility in Mexico and expansion of sourcing and manufacturing activities in China as well as the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2006, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the company may elect to update forward-looking statements at some point in the future, the company and management specifically disclaim any obligation to do so, even if management's estimates change.

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CONSOLIDATED FINANCIAL INFORMATION
(*In thousands, except per share data*)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2006	**2005**	**2006**	**2005**
CONSOLIDATED SUMMARY OF INCOME				
NET SALES	$ 139,268	$ 138,170	$ 288,758	$ 288,051
Income Before Taxes	$ 6,372	$ 6,541	$ 15,517	$ 15,712
Provision for Taxes	1,602	2,225	4,758	5,423
Income from continuing operations	4,770	4,316	10,759	10,289
Income from discontinued operation, net of tax	48	1,046	6,190	502
Net Income	$ 4,818	$ 5,362	$ 16,949	$ 10,791
EARNINGS PER SHARE:				
Basic				
Income from continuing operations	$ 0.39	$ 0.35	$ 0.88	$ 0.84
Income/(loss) from discontinued operations	0.01	0.09	0.51	0.04
Total	$ 0.40	$ 0.44	$ 1.39	$ 0.88
Diluted				
Income from continuing operations	$ 0.38	$ 0.34	$ 0.86	$ 0.82
Income/(loss) from discontinued operations	---	0.09	0.50	0.04
Total	$ 0.38	$ 0.43	$ 1.36	$ 0.86
SEGMENT DATA				
NET SALES				
Food Service Equipment	$ 59,606	$ 58,403	$ 125,221	$ 124,131
Air Distribution Products	28,011	32,215	57,812	67,661
Engraving	21,731	19,094	43,148	38,163
Hydraulics Products	8,025	10,077	18,275	20,033
Engineered Products	21,895	18,381	44,302	38,063
TOTAL	$ 139,268	$ 138,170	$ 288,758	$ 288,051
OPERATING INCOME				
Food Service	$ 3,296	$ 3,274	$ 8,253	$ 10,899
Air Distribution Products	1,665	3,064	3,849	6,080
Engraving	1,879	1,892	4,684	3,829
Hydraulics Products	955	1,682	2,703	3,157
Engineered Products	2,652	1,699	4,653	3,622
Restructuring	(184)	(614)	(290)	(788)
Other Operating Income/(Expense)	(42)	669	1,071	662
Corporate	(2,312)	(3,334)	(6,828)	(8,707)
TOTAL	$ 7,909	$ 8,332	$ 18,095	$ 18,754

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